Exhibit 21

SUBSIDIARIES OF VITALSTREAM HOLDINGS, INC.

VitalStream, Inc, a Delaware corporation

VitalStream Broadcasting Corporation, a Nevada corporation

PlayStream, Inc., a Nevada corporation.

Note: None of the subsidiaries listed above does business under a name different than its own name.